

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Ben Silbert
General Counsel and Secretary
Avista Public Acquisition Corp. II
65 East 55th Street, 18th Floor
New York, NY 10022

Re: Avista Public Acquisition Corp. II
Amendment No. 4 to Registration Statement on Form S-4
Exhibit Nos. 10.27, 10.28, and 10.29
Filed September 13, 2022
File No. 333-264525

Dear Mr. Silbert:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance